QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

August 24, 2012

Commission File Number: 1-6702

NEXEN INC.
(Exact name of registrant as specified in its charter)

801 - 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC. (registrant)
August 24, 2012
	By:	/s/ C. JAMES CUMMINGS
Name: C. James Cummings Title: Assistant Secretary

 Form 6-K Exhibit Index

Exhibit Number	Description
99.1	Notice of Special Meeting of Shareholders, dated August 16, 2012, to be held on September 20, 2012 and Notice of Originating Application to the Court of Queen's Bench of Alberta and Information Circular and Proxy Statement with respect to a Plan of Arrangement involving Nexen Inc. and CNOOC Limited and CNOOC Canada Holding Ltd.

99.2	Form of Proxy for Common Shareholders for the Special Meeting to be held on September 20, 2012

99.3	Form of Proxy for Preferred Shareholders for the Special Meeting to be held on September 20, 2012

QuickLinks

DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURE
Form 6-K Exhibit Index